J and Friends Holdings Limited

Room 02/a, 7/F, A T Tower, 180 Electric Road

North Point, Hong Kong

May 6, 2026

VIA EDGAR

Mr. Uwem Bassey

Ms. Jan Woo

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	J and Friends Holdings Limited (CIK: 0001716338) Registration Statement on Form F-3 (File No. 333-295334)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933 (“Act”), as amended, J and Friends Holdings Limited (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-3 (the “Registration Statement”) be accelerated to, and that the Registration Statement become effective at, 4:00 p.m., Eastern Time, on May 8, 2026, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461 of Regulation C. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Cooley LLP.

[Signature page follows]

Very truly yours,

J and Friends Holdings Limited

By:	/s/ Zexiong Huang
	Name:	Zexiong Huang
	Title:	Chief Executive Officer